NEWS RELEASE

STRATASYS RELEASES SECOND QUARTER 2020 FINANCIAL RESULTS

Second Quarter Revenue of $117.6 million

Second Quarter GAAP net loss of $28.0 million, or ($0.51) per diluted share, and non-GAAP net loss of $7.4 million, or ($0.13) per diluted share

Used $9.7 million of cash from operations - $313.0 million net cash position with no debt

Minneapolis & Rehovot, Israel, August 5, 2020 — Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the second quarter of 2020.

Q2 2020 Financial Results Summary:
Revenue for the second quarter of 2020 was $117.6 million, compared to $163.2 million for the same period last year. The 27.9% reduction was primarily driven by the adverse impact of COVID-19 on the company’s customers throughout the industries into which the company sells its products and services.

●	GAAP gross margin was 37.2% for the quarter, compared to 49.7% for the same period last year.
●	Non-GAAP gross margin was 45.4% for the quarter, compared to 52.5% for the same period last year.
○Gross margin decline is primarily due to the lower proportion of consumables out of the total revenue mix due to the COVID-19 crisis, not to discounting or material ASP reductions. The company strongly believes that gross margins will recover as our customers return to their pre-COVID utilization levels.

●	GAAP operating loss for the quarter was $29.3 million, compared to operating income of $0.8 million for the same period last year.
●	Non-GAAP operating loss for the quarter was $8.1 million, compared to non-GAAP operating income of $9.1 million for the same period last year.
●	Non-GAAP EBITDA was ($1.6) million for the quarter, compared to $15.5 million for the same period last year.

●	GAAP net loss for the quarter was $28.0 million, or ($0.51) per diluted share, compared to net income of $1.2 million, or $0.02 per diluted share, for the same period last year.
●	Non-GAAP net loss for the quarter was $7.4 million, or ($0.13) per diluted share, compared to non-GAAP net income of $8.5 million, or $0.16 per diluted share, for the same period last year.
●	The Company used $9.7 million of cash from operations during the second quarter and ended the period with $313.0 million in cash, cash equivalents and short-term deposits. The Company has no debt.

“3D Printing continues to penetrate further into manufacturing across every relevant business sector,” stated Yoav Zeif, CEO of Stratasys. “Despite the current macro slowdown due to COVID-19, we remain very optimistic about where our business and our industry is headed. The largest opportunity for us in 3D Printing is in Polymers, and the fastest-growing area is manufacturing. We are already a leader in Polymer additive manufacturing and expect to increase our presence through new offerings that will focus on delivering incremental customer value, especially in the fast-growing manufacturing applications, where we see the longest runway for growth through new technologies that we will offer,” continued Zeif. “We have the ecosystem, resources and strategy to further expand our leadership as we enhance and broaden our technology offerings to serve significantly more Polymer applications and offer a full suite of solutions. We believe that these efforts will reboot growth in the short to medium-term, provide us with access to a greater customer share of wallet, and leverage our core competencies to more than double our addressable market, driving our future profitable growth.”

Stratasys Ltd. Q2 2020 Conference Call Details

The Company plans to hold the conference call to discuss its second quarter 2020 financial results on Wednesday, August 5, 2020 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Website at investors.stratasys.com, or directly at the following web address:

https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/39720/indexl.html

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 6 months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys (Nasdaq: SSYS) is a global leader in additive manufacturing or 3D printing technology and is the manufacturer of FDM®, PolyJet™, and stereolithography 3D printers. The company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For more than 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company's websites, to share material, non-public information pursuant to the SEC's Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance (or withdrawal of guidance) concerning its expected results for 2020, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the duration of the global COVID-19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower-margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; to the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our operations, supply chain, liquidity, cash flow and customer orders); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”), which we filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended June 30, 2020, which we are furnishing to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations on an ongoing basis after (i) excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)
	June 30,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$284,742	$293,484
Short-term deposits	$28,300	$28,300
Accounts receivable, net	102,212	132,558
Inventories	164,588	168,504
Prepaid expenses	7,056	6,567
Other current assets	19,969	29,659

Total current assets	606,867	659,072

Non-current assets
Property, plant and equipment, net	194,437	189,706
Goodwill	385,636	385,658
Other intangible assets, net	75,638	87,328
Operating lease right-of-use assets	17,738	20,936
Other non-current assets	33,744	38,819

Total non-current assets	707,193	722,447

Total assets	$1,314,060	$1,381,519

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$30,600	$35,818
Accrued expenses and other current liabilities	23,743	28,528
Accrued compensation and related benefits	29,548	34,013
Deferred revenues	48,617	52,268
Operating lease liabilities - short term	8,667	9,292

Total current liabilities	141,175	159,919

Non-current liabilities
Deferred revenues - long-term	13,489	16,039
Operating lease liabilities - long term	9,493	12,445
Other non-current liabilities	31,576	35,343

Total non-current liabilities	54,558	63,827

Total liabilities	195,733	223,746

Redeemable non-controlling interests	572	622

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 55,030 thousands shares and 54,441 thousands shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	150	148
Additional paid-in capital	2,717,963	2,706,894
Accumulated other comprehensive loss	(8,494)	(7,716)
Accumulated deficit	(1,591,864)	(1,542,175)
Total equity	1,117,755	1,157,151

Total liabilities and equity	$1,314,060	$1,381,519

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$73,877	$110,341	$157,049	$215,432
Services	43,746	52,822	93,481	103,031
	117,623	163,163	250,530	318,463

Cost of sales
Products	39,969	47,095	79,217	91,264
Services	33,918	34,901	67,707	69,575
	73,887	81,996	146,924	160,839

Gross profit	43,736	81,167	103,606	157,624

Operating expenses
Research and development, net	21,303	24,040	45,497	46,614
Selling, general and administrative	51,711	56,322	107,287	113,476
	73,014	80,362	152,784	160,090

Operating (loss) income	(29,278)	805	(49,178)	(2,466)

Financial income (expense), net	149	1,755	(680)	2,508

Income (loss) before income taxes	(29,129)	2,560	(49,858)	42

Income tax (benefit) expenses	(2,128)	1,280	(1,907)	2,498

Share in profits (losses) of associated companies	(950)	(195)	(1,788)	1,228

Net income (loss)	(27,951)	1,085	(49,739)	(1,228)

Net income (loss) attributable to non-controlling interests	35	(67)	(50)	(110)

Net income (loss) attributable to Stratasys Ltd.	$(27,986)	$1,152	$(49,689)	$(1,118)

Net earnings (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.51)	$0.02	$(0.91)	$(0.02)
Diluted	$(0.51)	$0.02	$(0.91)	$(0.02)

Basic	54,917	54,231	54,733	54,102
Diluted	54,917	54,687	54,733	54,102

		Three Months Ended June 30,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$43,736	$9,612	$53,348	$81,167	$4,441	$85,608
	Operating income (loss) (1,2)	(29,278)	21,228	(8,050)	805	8,246	9,051
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(27,986)	20,634	(7,352)	1,152	7,372	8,524
	Diluted net earnings (loss) per share attributable to Stratasys Ltd. (4)	$(0.51)	$0.38	$(0.13)	$0.02	$0.14	$0.16

(1)	Acquired intangible assets amortization expense		4,065			3,900
	Non-cash stock-based compensation expense		497			541
	Restructuring and other related costs		5,050			-
			9,612			4,441

(2)	Acquired intangible assets amortization expense		2,125			1,783
	Non-cash stock-based compensation expense		5,614			5,552
	Restructuring and other related costs		3,798			(3,530)
	Other expenses		79			-
			11,616			3,805
			21,228			8,246

(3)	Corresponding tax effect		(669)			(874)
	Equity method related amortization, divestments and impairments		75			-
			$20,634			$7,372

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,917		54,917	54,687		54,687

		Six Months Ended June 30,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$103,606	$14,026	$117,632	$157,624	$8,693	$166,317
	Operating income (loss) (1,2)	(49,178)	32,719	(16,459)	(2,466)	18,321	15,855
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(49,689)	31,771	(17,919)	(1,118)	15,299	14,181
	Diluted net earnings (loss) per share attributable to Stratasys Ltd. (4)	$(0.91)	$0.58	$(0.33)	$(0.02)	$0.28	$0.26

(1)	Acquired intangible assets amortization expense		8,130			7,798
	Non-cash stock-based compensation expense		899			895
	Restructuring and other related costs		4,997			-
			14,026			8,693

(2)	Acquired intangible assets amortization expense		4,267			3,672
	Non-cash stock-based compensation expense		10,119			9,427
	Restructuring and other related costs		3,829			(3,471)
	Other expenses		478			-
			18,693			9,628
			32,719			18,321

(3)	Corresponding tax effect		(1,100)			(1,418)
	Equity method related amortization, divestments and impairments		152			(1,604)
			$31,771			$15,299

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,733		54,733	54,102		54,585